press release

ArcelorMittal signs US$5,500,000,000 Revolving Credit Facility

20 December 2018 - On 19 December 2018, ArcelorMittal signed a US$5,500,000,000 Revolving Credit Facility (the ‘Facility’), with a five-year maturity plus two one-year extension options. The Facility will replace the US$5,500,000,000 revolving credit facility agreement signed 30 April 2015 and amended 21 December 2016, and will be used for the general corporate purposes of the ArcelorMittal group.  The Facility gives ArcelorMittal considerably improved terms over the former facility and extends the average maturity date by approximately three years.